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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF
              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                In respect of its
               U.S.$100,000,000 Callable Fixed Rate Notes of 2001,
                                due July 16, 2003






                    Filed pursuant to Rule 3 of Regulation BW






                              Dated: June 26, 2001


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         The following information regarding the U.S.$100,000,000 Callable Fixed
Rate Notes of 2001, due July 16, 2003 (the "Notes") of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the "Prospectus") for the Bank's Global Debt Issuance Facility (the "Facility"), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission, and in the form of an Information Statement (the "Information Statement"), the most recent version of which (dated September 15, 2000) is already on file with the Securities and Exchange Commission.

         Item 1.  DESCRIPTION OF OBLIGATIONS

                  (a) U.S.$100,000,000 Callable Fixed Rate Notes of 2001, due July 16, 2003.

                  (b) The interest rate shall be 4.00 percent for the first year and 5.00 percent for the second year, both payable semi-annually.

                  (c) Maturing July 16, 2003. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

                  (d) Notes are callable by the Bank at par on July 16, 2002 with 10 New York business day's notice.

                  (e) Bank's standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

                  (f)      Not applicable.

                  (g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

                  (h)      See Prospectus, pages 6-10.

                  (i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

         Item 2.  DISTRIBUTION OF OBLIGATIONS

                  The Bank will enter into a Terms Agreement with Merrill Lynch, Pierce, Fenner & Smith Inc. as Manager (the "Manager"), pursuant to which the Bank will agree to issue, and


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the Manager will agree to purchase, a principal amount of the Notes aggregating
US$100,000,000 at 100%, less commissions of 0.01% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that delivery of the Notes will be made on or about July 16, 2001.

                  The Terms Agreement will provide that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank's representations and warranties set forth in the Bank's Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the "Standard Provisions"), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

                  The Manager is expected to offer the Notes to the public at 100%.

         Item 3.  DISTRIBUTION SPREAD

             Price to                  Selling Discounts           Proceeds to
              Public                     and Commissions            the Bank(1)
             --------                ---------------------       ---------------
          Per Unit: 100%                     0.01%                    99.99%
      Total: USD 100,000,000               USD 10,000             USD 99,990,000


         Item 4.  DISCOUNTS AND COMMISSIONS TO SUB-UNDERWRITERS AND DEALERS

                  None

         Item 5.  OTHER EXPENSES OF DISTRIBUTION

                  Not yet known.

         Item 6.  APPLICATION OF PROCEEDS

                  The net proceeds will be used in the general operations of the Bank.

         Item 7.  EXHIBITS

                  None


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1    Without deducting expenses of the Bank, which are not yet known.